Exhibit 99.1

Kamada Reports Financial Results for Second Quarter and First Six Months of 2017

Reaffirms Total Revenue Guidance of $100 Million for 2017

Conference Call Today at 8:30 AM ET

REHOVOT, Israel – August 1, 2017 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company focused on orphan indications, today announced financial results for the three and six months ended June 30, 2017.

"Our second quarter financial performance was strong, and the momentum in our business is solid," said Amir London, Kamada's Chief Executive Officer.  "Total quarterly revenues of $33 million represented a year-over-year increase of 71%.  These revenues included approximately $11.5 million in sales that were delayed from the first quarter.  Our revenues for the first six months of 2017 were $44 million, which was an increase of 31% over the first six months of 2016.  In addition, gross margins for the second quarter 2017 increased to 36% from 30% in the second quarter last year.  GLASSIA®, our intravenous Alpha-1 Antitrypsin (AAT) for the treatment of Alpha-1 Antitrypsin Deficiency (AATD), continues to be the major growth driver in our Proprietary Products segment and overall business.  Based on our continued solid financial performance, we remain confident in our ability to reach $100 million in total revenue this year.  We also expect to be cash flow positive this year and, with the additional funds raised in our recent follow-on offering, we will have sufficient capital resources to support our strategic plans."

"We are also pleased to have an upcoming PDUFA date of August 29, 2017, for the completion of the review of the BLA for Kamada's Anti-Rabies IgG, and we are looking forward to launching this product in the US in collaboration with Kedrion, our strategic partner, if approved by the FDA, before the end of this year," continued Mr. London.  "We have multiple additional expected upcoming clinical milestones, including a U.S. Phase 3 pivotal clinical trial for our proprietary inhaled AAT for the treatment of AATD, and a combined U.S. and European Phase 2/3 clinical trial for our G1-AAT IV for the treatment of acute Graft-Versus-Host Disease (GvHD), both of which we intend to initiate in 2018.  We also expect top-line results from our Phase 2 trial for D1-AAT IV for the treatment of newly diagnosed Type-1 Diabetes in the second half of 2017."

Financial Highlights for the Three Months Ended June 30, 2017:

•	Total revenues were $32.5 million, a 71% increase from the $19.1 million reported in the second quarter of 2016.

•
Revenues from the Proprietary Products segment were $26.9 million, a 122% increase from the $12.1 million reported in the second quarter of 2016.  This included approximately $11.5 million in revenues that were delayed from the first quarter of 2017.

•	Revenues from the Distributed Products segment were $5.7 million, an 18% decrease from the $7.0 million reported in the second quarter of 2016.

•	Gross profit was $11.7 million, a 108% increase from the $5.6 million reported in the second quarter of 2016.

•	Gross margin increased to 36% from 30% in the second quarter of 2016.

•	Net income was $4.9 million, or $0.13 per share, compared to a net loss of $1.6 million, or a loss of $0.04 per share, in the second quarter of 2016.

•	Adjusted net income was $5.1 million compared to adjusted net loss of $1.3 million in the second quarter of 2016.

Financial Highlights for the Six Months Ended June 30, 2017:

•	Total revenues were $44.2 million, a 31% increase from $33.9 million in the first six months of 2016.

•	Revenues from the Proprietary Products segment were $33.5 million, a 44% increase from $23.2 million in the first six months of 2016.

•	Gross profit was $14.0 million, a 35% increase from the $10.4 million reported in the first six months of 2016.

•	Gross margin increased to 32% from 31% in the first six months of 2016.

•	Net income was $0.9 million, or $0.02 per share, compared to a net loss of $3.9 million, or a loss of $0.11 per share in the same period of 2016.

•	Adjusted net income was $1.3 million compared to an adjusted net loss of $3.2 million in the same period of 2016.

Recent Corporate Highlights:

•
Submitted to the U.S. Food and Drug Administration (FDA) for review a proposed pivotal Phase 3 protocol for Kamada's proprietary inhaled AAT therapy for the treatment of AATD.  The Company expects a response from the FDA shortly in regards to the proposed protocol.  If approved to move forward by the FDA, Kamada intends to proceed with a U.S. Phase 3 pivotal clinical trial as quickly as possible.

•
Following discussions with the European Medicines Agency in regards to the study results of Kamada's Phase 2/3 study in the EU with Inhaled AAT to treat AATD, the Company recently withdrew the Marketing Authorization Application in Europe. Kamada intends to resubmit the application, should the results of the Company's planned Phase 3 U.S. pivotal study of Inhaled AAT for AATD support this plan.

•
Reached an agreement with Shire whereby the Investigational New Drug application approved by the FDA for the Phase 2/3 study evaluating Alpha-1 Antitrypsin (G1-AAT IV) for the treatment of acute Graft-Versus-Host Disease (GvHD) will be transferred from Shire to Kamada.  Kamada will take full ownership and responsibility for the clinical development of the product in this indication.   The Company expects to initiate a combined U.S. and European Phase 2/3 trial in 2018, following the completion of standardizing the study design across both territories.

•
Received an undisclosed milestone payment from Shire under the supply and distribution agreement for GLASSIA®, Kamada's intravenous (IV) alpha-1 antitrypsin (AAT).  The milestone payment was triggered by Shire achieving a sales milestone for GLASSIA® in the U.S.

•	Presented updated Phase 2 clinical trial data of the Company's proprietary inhaled AAT therapy for the treatment of AATD at the 2017 American Thoracic Society International Conference.

•
Appointed Michal Stein, M.D., as Vice President and Medical Director for Immunology.  Dr. Stein will lead Kamada's medical affairs in all of the Company's Immunology and specific IgG products and indications, such as Type-1 Diabetes, GvHD, transplantations, and Anti-Rabies IgG.

Upcoming Milestones:

•	PDUFA date of August 29, 2017 for the completion of the review of the BLA for anti-rabies IgG therapy.

•	Expect to receive FDA approval to conduct a pivotal Phase 3 trial for Inhaled AAT.

•	Last patient enrolled in February 2017 in the Company's Type-1 Diabetes Phase 2 trial; top-line results anticipated in the second half of 2017.

•	Completed patient recruitment in the Company's lung transplantation Phase 2 trial; expect to have an interim report from this trial in the second half of 2017.

•	Anticipate submitting Clinical Trial Application for IV AAT in GvHD in Europe in the second half of 2017, and initiating the combined U.S. and European trial in 2018.

Second Quarter 2017 Financial Results Compared to Second Quarter 2016 Financial Results

Total revenues were $32.5 million, a 71% increase from the $19.1 million reported in the second quarter of 2016.  Revenues from the Proprietary Products segment included approximately $11.5 million in revenues that were delayed from the first quarter, and were $26.9 million, a 122% increase from the $12.1 million reported in the second quarter of 2016.  Revenues from the Distributed Products segment were $5.7 million, an 18% decrease from the $7.0 million reported in the second quarter of 2016.

Gross profit was $11.7 million, a 108% increase from the $5.6 million reported in the second quarter of 2016.  Gross margin increased to 36% from 30% in the second quarter of 2016, primarily as a result of an increase in revenues from the Proprietary Products segment.

R&D expenses in the second quarter of 2017 were $3.5 million, essentially flat as compared to the second quarter of 2016. Selling, general and administrative expenses were $3.2 million, up 18% from the $2.7 million reported in the same period in 2016.  Operating income in the second quarter of 2017 was $5.0 million, compared to the $0.6 million operating loss recorded in the same period of 2016.  Net income for the second quarter of 2017 was $4.9 million, or $0.13 per diluted share, compared to a net loss of $1.6 million, or loss of $0.04 per diluted share, in the same period of 2016.

Adjusted EBITDA for the second quarter of 2017 was $6.1 million, compared with Adjusted EBITDA for the second quarter of 2016 of $0.6 million. Adjusted net income for the second quarter of 2017 was $5.1 million, compared with an adjusted net loss of $1.3 million in the second quarter of 2016.

Six Months Ended June 30, 2017 vs. June 30, 2016

Total revenues were $44.2 million, a 31% increase from the $33.9 million reported in the first six months of 2016.  Revenues from the Proprietary Products segment were $33.5 million, a 44% increase from the $23.2 million reported in the six month period of 2016.  Revenues from the Distributed Products segment were $10.7 million, essentially flat with the $10.6 million reported in the six month period of 2016.

Gross profit was $14.0 million, a 35% increase from the $10.4 million reported in the six month period of 2016.  Gross margin increased to 32% from 31% in the six month period of 2016.

R&D expenses were $6.6 million, a decrease of 13% as compared to $7.6 million in the same period of 2016.  Selling, general and administrative expenses were $6.1 million, an increase of 13% compared to $5.4 million in the same period of 2016.  The Company reported operating income of $1.3 million, compared with an operating loss of $2.6 million in the same period of 2016.  Net income was $0.9 million, or $0.02 per diluted share, compared with a net loss of $3.9 million, or $0.11 per diluted share, in the same period of 2016.

Adjusted EBITDA was $3.5 million, compared with negative Adjusted EBITDA of $0.2 million for the same period of 2016.  Adjusted net income was $1.3 million compared to an adjusted net loss of $3.2 million in the six month period of 2016.

Balance Sheet Highlights

As of June 30, 2017, the Company had cash, cash equivalents and short term investments of $26.9 million, compared with $28.6 million as of December 31, 2016. Kamada generated $0.4 million of cash from operations and used $1.9 million for capital expenditures in the second quarter of 2017.

2017 Revenue Guidance

For the year ending December 31, 2017, Kamada continues to expect total revenues to be $100 million with Proprietary Products revenues between $76 to $78 million and Distributed Products revenues between $22 to $24 million.

Conference Call

Kamada management will host an investment community conference call at 8:30am Eastern Time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the conference call by dialing 888-221-9591 (from within the U.S.), 1 80 924 6042 (from Israel), or 719-325-4893 (International) and entering the conference identification number: 2753969. The call will also be webcast live on the Internet on the Company's website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through August 15 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 2753969. The call will also be archived for 90 days on the Company's website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company's flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which a MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S for the treatment of AAT deficiency with inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of December 31,
	2017	2016	2016
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$11,024	$7,136	$9,968
Short-term investments	15,906	22,391	18,664
Trade receivables, net	22,778	15,936	19,788
Other accounts receivables	2,087	3,475	3,063
Inventories	24,072	28,423	25,594

	75,867	77,361	77,077

Non-Current Assets
Property, plant and equipment, net	23,925	21,138	22,249
Other long-term assets	404	73	370

	24,329	21,211	22,619

	100,196	98,572	99,696
Current Liabilities
Current maturities of loans and convertible debentures	545	392	412
Trade payables	14,134	10,247	16,277
Other accounts payables	6,772	6,068	5,614
Deferred revenues	5,177	5,114	4,903

	26,628	21,821	27,206

Non-Current Liabilities
Loans	1,433	1,537	1,364
Employee benefit liabilities, net	863	402	722
Deferred revenues	2,934	5,424	3,661

	5,230	7,363	5,747
Shareholder's Equity
Ordinary shares	9,321	9,320	9,320
Share premium	162,686	162,649	162,671
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	229	9	(27)
Capital reserve from available for sale financial assets	31	119	19
Capital reserve from share-based payments	10,221	9,455	9,795
Capital reserve from employee benefits	(81)	(59)	(81)
Accumulated deficit	(110,579)	(108,615)	(111,464)
	68,338	69,388	66,743
	$100,196	$98,572	$99,696

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (loss)

	Six months period ended June 30,		Three months period ended June 30,		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	In thousands (except for per-share data)

Revenues from proprietary products	$33,510	$23,226	$26,874	$12,106	$55,958
Revenues from distribution	10,687	10,637	5,675	6,960	21,536

Total revenues	44,197	33,863	32,549	19,066	77,494

Cost of revenues from proprietary products	21,218	14,410	16,053	7,479	37,433
Cost of revenues from distribution	8,969	9,047	4,784	5,958	18,411

Total cost of revenues	30,187	23,457	20,837	13,437	55,844

Gross profit	14,010	10,406	11,712	5,629	21,650

Research and development expenses	6,638	7,609	3,487	3,502	16,245
Selling and marketing expenses	2,112	1,691	1,084	856	3,243
General and administrative expenses	3,947	3,674	2,117	1,861	7,643

Operating income (loss)	1,313	(2,568)	5,024	(590)	(5,481)

Financial income	174	298	96	133	469
Income (expense) in respect of currency exchange and derivatives instruments, net	(479)	(59)	(245)	90	127
Financial expense	(36)	(67)	(13)	(30)	(126)
Gain (loss) before taxes on income	972	(2,396)	4,862	(397)	(5,011)
Taxes on income	87	1,488	-	1,188	1,722

Net income (loss)	885	(3,884)	4,862	(1,585)	(6,733)

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets	12	46	(6)	(25)	(54)
Profit (loss) on cash flow hedges	372	80	165	(165)	47
Net amounts transferred to the statement of profit or loss for cash flow hedges	(116)	(70)	(94)	(36)	(73)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	(22)
Total comprehensive income (loss)	$1,153	$(3,828)	$4,927	$(1,811)	$(6,835)

Earnings (loss) per share attributable to equity holders of the Company:
Basic earnings (loss) per share	$0.02	$(0.11)	$0.13	$(0.04)	$(0.18)

Diluted earnings (loss) per share	$0.02	$(0.11)	$0.13	$(0.04)	$(0.18)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	In thousands
Cash Flows from Operating Activities

Net loss	$885	$(3,884)	$4,862	$(1,585)	$(6,733)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation, amortization and impairment of equipment	1,745	1,709	861	878	3,501
Finance expense ( income), net	341	(172)	162	(193)	(470)
Cost of share-based payment	441	709	196	328	1,071
Income tax expense	87	1,488	-	1,188	1,722
Loss (gain) from sale of property and equipment	(45)	10	(45)	-	(18)
Change in employee benefit liabilities, net	141	(385)	43	(250)	(87)

	2,710	3,359	1,217	1,951	5,719
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(3,787)	7,304	(12,277)	(6,955)	3,489
Decrease in other accounts receivables	154	147	409	905	211
Decrease (increase) in inventories	1,522	(2,087)	3,605	3,182	742
Decrease (increase) in deferred expenses	1,004	(774)	434	(304)	(433)
Decrease in trade payables	(1,979)	(6,869)	(115)	(7,939)	(2,650)
Increase in other accounts payables	1,189	726	1,928	439	1,520
Increase (decrease) in deferred revenues	(453)	3,009	278	3,975	1,035

	(2,350)	1,456	(5,738)	(6,697)	3,914
Cash received (paid) during the period for:
Interest paid	(9)	(9)	(5)	(7)	(60)
Interest received	149	424	41	138	842
Taxes paid	(10)	(306)	(6)	(303)	(1,785)

	130	109	30	(172)	(1,003)

Net cash provided by (used in) operating activities	$1,375	$1,040	$371	$(6,503)	$1,897

The accompanying Notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	Thousands of US dollar
Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net	$2,973	$776	$2,061	$1,392	$4,236
Purchase of property and equipment	(2,615)	(1,469)	(1,879)	(543)	(2,641)
Proceeds from sale of property and equipment	53	21	53	-	42

Net cash provided by (used in) investing activities	411	(672)	235	849	1,637

Cash Flows from Financing Activities
Proceeds from exercise of warrants and options	1	-	-	-	*
Receipt of long-term loans	-	1,701	-	1,071	1,701
Repayment of long-term loans	(238)	(61)	(133)	(50)	(211)

Net cash provided by (used in) financing activities	(237)	1,640	(133)	1,021	1,490

Exchange differences on balances of cash and cash equivalent	(493)	81	(227)	164	(103)

Increase (decrease) in cash and cash equivalents	1,056	2,089	246	(4,469)	4,921

Cash and cash equivalents at the beginning of the period	9,968	5,047	10,778	11,605	5,047

Cash and cash equivalents at the end of the period	$11,024	$7,136	$11,024	$7,136	$9,968

Significant non-cash transactions

Purchase of property and equipment through capital lease	$282	$84	$282	$-	$132
Purchase of property and equipment	$575	$-	$575	$-	$1,968

* Represent an amount of less than 1 thousand

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Adjusted EBITDA

	Six months period Ended June 30,		Three months period Ended June 30,		For the year Ended December 31,
	2017	2016	2017	2016	2016
	Thousands of US dollar

Net income (loss)	$885	$(3,884)	$4,862	$(1,585)	$(6,733)

Income tax expense	87	1,488	-	1,188	1,722

Financial expense (income), net	(138)	(231)	(83)	(103)	(343)

Depreciation and amortization expense	1,745	1,709	861	878	3,501

Share-based compensation charges	441	709	196	328	1,071

Expense (Income) in respect of translation differences and derivatives instruments, net	479	59	245	(90)	(127)

Adjusted EBITDA	$3,499	$(150)	$6,081	$616	$(6,290)

Adjusted net income

	Six months period Ended June 30,		Three months period Ended June 30,		For the year Ended December 31,
	2017	2016	2017	2016	2016
	Thousands of US dollar

Net income (loss)	$885	$(3,884)	$4,862	$(1,585)	$(6,733)

Share-based compensation charges	441	709	196	328	1,071

Adjusted Net income (loss)	$1,326	(3,175)	$5,058	$(1,257)	$(5,662)